As filed with the Securities and Exchange Commission on November 4, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BLUE MARTINI SOFTWARE, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

095698-10-6
(CUSIP Number of Class of Securities)

Monte Zweben
Chairman and Chief Executive Officer
BLUE MARTINI SOFTWARE, INC.
2600 Campus Drive
San Mateo, California 94403
Telephone: (650) 356-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Eric C. Jensen
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$486,200.00	$44.73

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,862,000 shares of Common Stock of Blue Martini Software, Inc. having an aggregate value of $486,200.00 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of November 1, 2002.

**
$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 683750-10-6

SCHEDULE TO

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the “Summary of Terms” section is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)
Name and Address. The name of the issuer is Blue Martini Software, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 2600 Campus Drive, San Mateo, CA 94403 and the telephone number of its principal executive office is (650) 356-4000. The information set forth in the Offer to Exchange under Section 17 (“Information About Blue Martini”) is incorporated herein by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options with exercise prices equal to or greater than $1.77 per share currently outstanding under the Company’s 2000 Equity Incentive Plan (the “Option Plan”), to purchase shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) held by optionholders as of November 4, 2002 (the “Eligible Options”) for replacement options (the “Replacement Options”) to purchase shares of the Company’s Common Stock to be granted under the 2000 Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer”). Only employees of Blue Martini as of November 4, 2002, who continue to be employed through the Offer expiration date of December 4, 2002, or a later date if the Offer period is extended, are eligible to participate in the Offer (the “Eligible Participants”). The Company’s directors, Chief Executive Officer and Chief Financial Officer are not eligible to participate in the Offer. If an Eligible Participant accepts this Offer with respect to any Eligible Option, the Eligible Participant must exchange all of his or her Eligible Options. The Company is conducting the exchange with respect to Eligible Options on a one-for-one (1:1) basis. Thus, the Company will issue a Replacement Option covering one hundred percent (100%) of the number of shares subject to any Eligible Option. Eligible Participants who are currently on medical, maternity, worker’s compensation, military or other statutorily protected leave of absence are eligible to participate in the Offer. However, individuals who would otherwise be Eligible Participants who (1) are on a leave of absence for any other reason and do not return to active status before the Offer termination date of December 4, 2002, or a later date if the Offer period is extended, or (2) whose services or employment are terminated or discontinued at any time before the Offer termination date of December 4, 2002, or a later date if the Offer period is extended, are not eligible to participate in this Offer and shall not be deemed Eligible Participants. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)
Material Terms. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Options Acquired

CUSIP NO. 095698-10-6

SCHEDULE TO

in the Offer; Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Participants Employed Outside of the United States”), Section 14 (“Adjustments to the Terms of the Offer Following a Proposed Reverse Stock Split”), and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)
Purchases. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)
Plans. At present, the board of directors is composed of six (6) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. Proposal 1 (“Amendment to Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split”) of Blue Martini Software, Inc.’s Definitive Proxy on Form 14-A for Special Meeting of Stockholders, filed on October 18, 2002, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) and Section 14 (“Adjustments to the Terms of the Offer Following a Proposed Reverse Stock Split”) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 1 (“Number of Options; Expiration Date”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. Not applicable.

CUSIP NO. 095698-10-6

SCHEDULE TO

(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)
Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of Blue Martini Software, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on April 1, 2002, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Condensed Consolidated Financial Statements”) of Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 8, 2002, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Condensed Consolidated Financial Statements”) of Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 17 (“Information About Blue Martini”) and Section 19 (“Additional Information”) is incorporated herein by reference.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

Not applicable.

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CUSIP NO. 095698-10-6

SCHEDULE TO

ITEM 12.    EXHIBITS.

Exhibit Number		Description
99.	(a)(1)(A)	Offer to Exchange, dated November 4, 2002.

99.	(a)(1)(B)	Form of Electronic Letter of Transmittal—Memorandum to Employees.

99.	(a)(1)(C)	Form of Summary of Terms.

99.	(a)(1)(D)	Form of Election Form.

99.	(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.	(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

99.	(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.

99.	(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.

99.	(a)(1)(I)	Form of Electronic Memorandum to Employees—Notice of Reverse Stock Split of Common Stock.

99.	(a)(1)(J)
Blue Martini Software, Inc.’s Annual Report on Form 10-K, for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, and incorporated herein by reference.

99.	(a)(1)(K)
Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 8, 2002, and incorporated herein by reference.

99.	(a)(1)(L)
Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

99.	(b)	Not applicable.

99.	(d)(1)
Blue Martini Software, Inc.’s 2000 Equity Incentive Plan (incorporated herein by reference to the indicated exhibit in Blue Martini’s Annual Report on Form 10-K for the twelve-month period ended December 31, 2000, originally filed March 21, 2001).

99.	(g)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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CUSIP NO. 095698-10-6

SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 4, 2002

BLUE MARTINI SOFTWARE, INC.

By:	/s/ ROBERT CELL
Name: Robert Cell
Title: Chief Financial Officer

CUSIP NO. 095698-10-6

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated November 4, 2002.

99.(a)(1)(B)	Form of Electronic Letter of Transmittal—Memorandum to Employees.

99.(a)(1)(C)	Form of Summary of Terms.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.

99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(I)	Form of Electronic Memorandum to Employees—Notice of Reverse Stock Split of Common Stock.

99.(a)(1)(J)
Blue Martini Software, Inc.’s Annual Report on Form 10-K, for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, and incorporated herein by reference.

99.(a)(1)(K)
Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 8, 2002, and incorporated herein by reference.

99.(a)(1)(L)
Blue Martini Software, Inc.’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)
Blue Martini Software, Inc.’s 2000 Equity Incentive Plan (incorporated herein by reference to the indicated exhibit in Blue Martini’s Annual Report on Form 10-K for the twelve-month period ended December 31, 2000, originally filed March 21, 2001).

99.(g)	Not applicable.